Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 248.792.6885

September 18, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICATOWNE, INC.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2104, AS AMENDED
FILED AUGUST 27, 2015
FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2015, AS AMENDED
FILED AUGUST 26, 2015
FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2015
FILED AUGUST 21, 2015
RESPONSE DATED AUGUST 19, 2015
FILE NO. 000-55206

Dear Mr. Spirgel:

    This letter is a supplemental response to the response filed by AmericaTowne, Inc. (the "Company") on September 8, 2015 to the Commission's oral comments on September 15, 2015. In supplement, the Company has enclosed redlined revisions to the above referenced filings. Once approved, the Company is prepared to file in the usual course. Please be advised that the enclosed redlines have not been formatted and that the page numbers referenced in any table may be altered at the time of filing.

    Thank you for your continued assistance.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a)    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President

cc:

Enclosures
Redlined Form 10-K/A (Fiscal Year 2014)
Redlined Form 10-Q/A (March 2015)
Redlined Form 10-Q/A (June 2015)